

June 19, 2015

Benjamin W. Hulburt
Chief Executive Officer
Eclipse Resources Corporation
2121 Old Gatesburg Road, Suite 110
State College, Pennsylvania 16803

> **Re:** **Eclipse Resources Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response dated June 3, 2015**
> **File No. 1-36511**

Dear Mr. Hulburt:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 55

Factors That Significantly Affect Our Financial Condition and Results of Operations, page 56

1. Your response to prior comment 4 states that you plan to focus your development activity in the dry gas area of your Utica Shale acreage until the beginning of 2017, at which point you expect to resume development activity in the wet gas area of your Utica Shale acreage and in your Marcellus acreage. Please revise to provide disclosure regarding your development plans. As part of your revised disclosure, describe how you plan to finance your capital expenditure budget and explain how your development plans may be impacted if commodity prices stay at current levels. Refer to Item 1203(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald Delaney, Staff Accountant, at (202) 551-3863 or Ethan Horowitz, Branch Chief, at (202) 551-3311 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director